[TORYS LLP LOGO]	237 Park Avenue New York, New York 10017.3142 TEL 212.880.6000 FAX 212.682.0200 www.torys.com	Andrew J. Beck Direct Tel. 212.880.6010 abeck@torys.com

June 9, 2006

Celeste M. Murphy, Esq.
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E. Washington, DC 20549

Dear Ms. Murphy,

On behalf of Petro-Canada, a corporation incorporated under the Canada Business Corporations Act ("Petro-Canada"), and Nosara Holdings Ltd., a corporation incorporated under the laws of Alberta and a wholly owned subsidiary of Petro-Canada (together with Petro-Canada, the "Offerors"), this letter responds to your letter dated May 23, 2006 (the "Comment Letter"), providing comments on the Offerors' Schedule TO-T filed on May 15, 2006, as amended. For your convenience, each comment from the Comment Letter has been reproduced below, followed by the Offerors' response to such comment.

As requested, the Offerors will file Amendment No. 2 to Schedule TO (the "Amendment") in response to the Comment Letter and the Offerors will file this response letter on EDGAR as correspondence.

Summary, page 8

1.
Please eliminate the phrase from the first paragraph that the summary "is qualified in its entirety" by reference to the detailed provisions of documents. The information you provide in the summary must be materially complete and the qualification suggests that the offer summary may not be materially complete. Note that this language is also inappropriately used other on page 24 with respect to the summary of compulsory acquisition rights. Please revise accordingly.

  We have complied with this request.

Is your financial condition relevant to my decision to tender in the Offer? Page 2

2.
We note your statement that you intend to acquire the remaining common shares by way of a compulsory acquisition, or other way. You state that you will make such acquisition transactions for an amount in cash that equals "at least" U.S. $7.50 per common share. On page 3 you state that such transactions with be for an amount in cash that equals U.S. $7.50 per common share. Please reconcile these statements and your disclosure throughout your document.

  The Offerors intend that any compulsory acquisition transaction will be for an amount in cash that equals U.S. $7.50 per common share, and the disclosure has been reconciled accordingly.

Regulatory Matters, page 10

3.
Tell us, in a supplemental response, when you intend to apply for the ARC and the anticipated time frame in which you expect to receive such ARC. Tell us what will determine whether or note you are required to make a short-form filing. Further, tell us your plans of notifying security holders as to the status of such pending filing and approval, once received. We note your disclosure on page 36.

  Please see page 2 of the Notice of Variation — Recent Developments. On May 29, 2006, the Offeror received the ARC in respect of the proposed acquisition of Canada Southern Petroleum Ltd.

Conditions of the Offer, page 15

4.
While the staff does not object when the offeror independently reserves the right to raise or assert a condition, once triggered, in its sole discretion or judgment, it remains inappropriate for the offeror to make the determination as to whether or not an offer condition has been triggered in its sole judgment or sole discretion. If the offeror is able to exclusively make a determination as to whether or not an offer condition has been triggered, without being held to a reasonableness standard the offeror could take a position that an offer condition had been triggered at any time for any reason. Tender offers that include conditions that may be triggered at any time for any reason are considered illusory and therefore in contravention of Section 14(e) of the Exchange Act. Please revise this section to remove the ability of the offeror to make wholly subjective determinations as to whether or not an offer condition has occurred and make clear the offer conditions only become operative upon the occurrence of objective criteria.

  We have complied with this request.

5.
Please remove the phrase "without limiting the generality of the foregoing." Please see our comment above.

  We have complied with this request.

6.
The staff believes that all conditions to the offer, except those conditions subject to regulatory approvals, must be satisfied or waived prior to expiration of the offer. Because the language in the third-to-last paragraph of this section states that the offeror may assert any of the foregoing conditions at any time, both before and after the expiration, it appears the offerors intend for their conditions to survive offer expiration. Please revise here and throughout your disclosure, including the next paragraph, to make clear that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals, will be raised or asserted prior to offer expiration.

  We have complied with this request.

7.
In our view you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the third-to last paragraph of this section on page 17, the phrase "regardless of the circumstances giving rise to such assertion (including the action or inaction of the Offeror)" states that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.

  We have complied with this request.

In addition, each of the Offerors acknowledges that:

  •
  they are responsible for the adequacy and accuracy of the disclosure in their filings with the Securities and Exchange Commission (the "Commission");

  •
  comments of the Staff of the Commission or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  •
  they may not assert Staff comments as a defense in any proceeding initiated by the Commission nor any person under the federal securities laws of the United States.

Should you have any questions regarding the contents of this letter, please contact Andrew J. Beck of this office at 212-880-6010.

  Respectfully,

  /s/ Torys LLP